UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Badger Meter, Inc.
(Exact name of the registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	001-06706 (Commission File Number)	39-0143280 (I.R.S. Employer Identification No.)

4545 W. Brown Deer Road, Milwaukee, Wisconsin 53223
(Address of principal executive offices) (Zip code)

William R. A. Bergum
Vice President - General Counsel and Secretary
(414) 371-5707
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Badger Meter, Inc.’s (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://www.badgermeter.com/supply-chain/.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Badger Meter, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BADGER METER, INC.

By: /s/ William R. A. Bergum	May 28, 2026
William R. A. Bergum Vice President – General Counsel and Secretary	(Date)

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Badger Meter, Inc.